CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF

SILVERCREST MINES INC.

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(UNAUDITED)

Notice of no Auditor review of Financial Statements.

The accompanying unaudited condensed consolidated interim financial statements of the company have been prepared by and are the responsibility of the company’s management.

The company’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with the standards established by International Financial Reporting Standards for a review of financial statements by an entity’s auditor.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORTING

The accompanying condensed consolidated interim financial statements of SilverCrest Mines Inc. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”). Management acknowledges responsibility for the preparation and presentation of the condensed consolidated interim financial statements, including responsibility for significant accounting estimates and the choice of accounting principles and methods that are appropriate to the Company‘s circumstances. The Company‘s significant accounting policies are summarized in note 3 to the condensed consolidated interim financial statements.

Management is responsible for establishing internal controls over financial reporting for the Company. Management has designed and implemented internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Audit Committee of the Board of Directors meets periodically with Management to review results of the condensed consolidated interim financial statements and related financial reporting matters prior to submitting the condensed interim financial statements to the Board of Directors for approval. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

The condensed consolidated interim financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

SILVERCREST MINES INC.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

AS AT

	June 30, 2011	December 31, 2010 (Note 4)	January 1, 2010 (Note 4)

ASSETS

Current
Cash and cash equivalents	$31,870,876	$9,034,623	$13,157,336
Designated cash (note 11)	1,450,000	-	-
Amounts receivable	1,178,048	54,944	10,941
Taxes receivable	2,120,319	1,293,096	676,456
Prepaid expenses	109,441	63,028	33,494
Held-for-trading securities	-	-	1,872,780
Inventory (note 6)	6,060,594	420,304	-
	42,789,278	10,865,995	15,751,007
Non-current
Property, plant and equipment (note 7)	32,783,357	37,345,601	21,462,252
Exploration and evaluation assets (note 8)	2,800,818	1,729,003	1,234,333

TOTAL ASSETS	$78,373,453	$49,940,599	$38,447,592

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current
Accounts payable and accrued liabilities	$1,940,398	$1,389,500	$443,424
Current portion of long term debt (note 11)	7,719,912	7,319,906	-
Derivative instruments (note 12)	12,503,089	8,527,509	221,214
Deferred revenue (note 9)	2,613,562	1,739,431	-
	24,776,961	18,976,346	664,638

Non-current
Asset retirement obligations (note 10)	1,533,306	1,486,482	539,019
Deferred revenue (note 9)	10,251,732	11,629,543	13,433,129
Long term debt (note 11)	1,824,877	4,134,836	5,374,648
Derivative instruments (note 12)	18,997,947	19,941,334	9,900,994
	32,607,862	37,192,195	29,247,790

	57,384,823	56,168,541	29,912,428

Shareholders’ equity (deficiency)
Capital stock (note 13)	62,147,522	33,630,810	28,600,783
Reserves (note 13)	4,397,338	3,665,997	3,590,038
Accumulated comprehensive loss	(441,096)	(1,037,178)	-
Deficit	(45,115,134)	(42,487,571)	(23,655,657)
	20,988,630	(6,227,942)	8,535,164

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)	$78,373,453	$49,940,599	$38,447,592

Nature and continuance of operations (note 1)
Commitment and contingency (note 20)
Subsequent events (note 22)

Approved on August 26, 2011 by the Directors:

“J. Scott Drever”	Director	“Barney Magnusson”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	Three months ended June 30, 2011	Three months ended June 30, 2010	Six months ended June 30, 2011	Six months ended June 30, 2010

Revenues (note 14)	$8,556,261	$-	$8,556,261	$-

Cost of sales (note 15)	(2,109,801)	-	(2,109,801)	-

Depletion, depreciation and accretion	(741,373)	-	(741,373)	-
Mine operating earnings	5,705,087	-	5,705,087	-

Income (expenses)
General and administrative (note 16, 17 )	(853,404)	(448,187)	(1,472,828)	(860,839)
Share-based compensation	(156,378)	(44,119)	(363,358)	(83,789)
Foreign exchange loss	(198,903)	(1,569,471)	(347,960)	(902,418)
Interest income	35,806	5,630	49,959	8,397
Finance costs	(293,422)	-	(293,422)	-
Gain on held-for-trading securities	-	613,319	-	613,319
Unrealized loss on held-for-trading securities	-	(919,979)	-	-
Loss on derivative instruments	(3,506,088)	(7,475,496)	(5,905,041)	(9,104,556)
	(4,972,389)	(9,838,303)	(8,332,650)	(10,329,886)

Earnings (loss) for period	732,698	(9,838,303)	(2,627,563)	(10,329,886)

Other comprehensive earnings (loss)
Exchange gain in translation to US Dollars	57,731	945,542	596,082	269,260

Comprehensive earnings (loss) for the period	$790,429	$(8,892,761)	$(2,031,481)	$(10,060,626)

Basic and diluted earnings (loss) per common share	$0.01	$(0.15)	$(0.03)	$(0.17)

Weighted average number of common shares outstanding	75,821,542	59,815,176	71,399,338	59,672,589

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

For the six months ended June 30	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(2,627,563)	$(10,329,886)
Items not affecting cash:
Depreciation, depletion and accretion	699,269	48,016
Interest income	(49,959)	(8,397)
Share-based compensation	363,358	83,789
Finance costs	293,422	-
Unrealized foreign exchange loss	786,883	155,152
Unrealized gain on held-for-trading securities	-	(613,319)
Loss on derivatives (note 12)	5,905,041	9,104,556
Deferred revenue (note 14)	(322,725)	-
Derivative revenue recorded (note 14)	(2,007,810)	-
Cash flows before changes in working capital items	3,039,916	(1,560,089)

Amounts receivable	(1,106,889)	(104,601)
Taxes receivable	(827,223)	(785,738)
Prepaid expenses	(46,413)	(23,032)
Inventory	(1,628,965)	-
Accounts payable and accrued liabilities	150,076	60,329
Net cash used in operating activities	(419,498)	(2,413,131)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	30,924,000	-
Capital stock issuance costs	(2,107,552)	-
Long term debt - repayment	(2,100,000)	-
Interest paid	(577,720)	(292,211)
Warrants exercised	-	266,212
Stock options exercised	68,248	194,704
Net cash provided by financing activities	26,206,976	168,705

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment	(4,264,267)	(6,743,936)
Sales of silver and gold capitalized (note 7)	3,810,238	-
Exploration and evaluation	(890,139)	(533)
Held-for-trading securities	-	2,545,970
Interest received	33,744	1,384
Net cash used in investing activities	(1,310,424)	(4,197,115)
Impact of exchange rate changes on cash and cash equivalents	(190,801)	54,238

Change in cash and cash equivalents, during period	24,286,253	(6,387,303)
CASH AND CASH EQUIVALENTS, beginning of period
	9,034,623	13,157,336
CASH AND CASH EQUIVALENTS, end of period	$33,320,876	$6,770,033
Cash and cash equivalents is represented by:
Cash	$7,073,314	$2,998,433
Cash equivalents	24,797,562	3,771,600
Designated cash	1,450,000	-
	$33,320,876	$6,770,033

Supplemental disclosure with respect to cash flows (note 18)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

SILVERCREST MINES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED PREPARED BY MANAGEMENT)
(Expressed in United States Dollars)

	Capital Stock		Reserves	Accumulated	Deficit	Total
	Number	Amount	Share-Based	Comprehensive
			Payments	Loss

Balance at January 1, 2010	59,433,929	$28,600,783	$3,590,038	$-	$(23,655,657)	$8,535,164

Warrants exercised	422,250	266,213	-	-	-	266,213
Stock options exercised	315,000	302,960	(108,256)	-	-	194,704
Share issue costs	-	2,100	-	-	-	2,100
Share-based compensation	-	-	83,788	-	-	83,788
Loss for the period	-	-	-	-	(10,329,886)	(10,329,886)
Currency translation adjustment	-	-	-	269,260	-	269,260

Balance at June 30, 2010	60,171,179	29,172,056	3,565,570	269,260	(33,985,543)	(978,657)

Balance at January 1, 2011	66,877,929	33,630,810	3,665,997	(1,037,178)	(42,487,571)	(6,227,942)

Stock options exercised	106,250	101,814	(33,567)	-	-	68,247
Issuance of capital stock	18,750,000	30,924,000	-	-	-	30,924,000
Share issuance costs	-	(2,107,552)	-	-	-	(2,107,552)
Share-based compensation	-	-	363,358	-	-	363,358
Fair value of agent warrants		(401,550)	401,550	-	-	-
Loss for the period	-	-	-	-	(2,627,563)	(2,627,563)
Currency translation adjustment	-	-	-	596,082	-	596,082

Balance at June 30, 2011	85,734,179	$62,147,522	$4,397,338	$(441,096)	$(45,115,134)	$20,988,630

The accompanying notes are an integral part of these condensed consolidated interim financial statements

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

1.	NATURE AND CONTINUANCE OF OPERATIONS

SilverCrest Mines Inc. (the “Company”) is incorporated under the jurisdiction of the Province of British Columbia, Canada pursuant to the British Columbia Business Corporations Act. All dollar amounts are expressed in United States dollars unless otherwise indicated. The head office and principal address of the Company is 570 Granville St., Suite 501, Vancouver, BC, Canada, V6C 3P1. The address of the Company’s registered and records office is 19th Floor, 885 West Georgia St., Vancouver, BC, Canada, V6C 3E8. The Company is listed on the TSX Venture Exchange.

The Company is engaged in mining at the Santa Elena Project in Mexico and is involved in related activities including acquisition, exploration, development, extraction, processing and reclamation.

In addition to the Santa Elena Project, the Company is in the process of exploring and developing its other mineral properties and has not yet determined whether the properties contain resources that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs are dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to complete the development of those resources and upon future profitable production.

Commercial production at the Santa Elena Project commenced on April 1, 2011. The Company is generating cash flow from operations and received $30,924,000 (CAD$30,000,000) from an equity financing (note 13) to assure continuation of the Company’s operations and development programs for the next fiscal year.

	June 30, 2011	December 31, 2010
Working Capital (Deficiency)	$18,012,317	$(8,110,351)
Deficit	$(45,115,134)	$(42,487,571)

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles (“Canadian GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011. The Company has adopted IFRS as at January 1, 2011 with a transition date of January 1, 2010.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting. The disclosures concerning the transition from Canadian GAAP to IFRS are included in note 4.

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss which are stated at their fair value. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates in previous annual periods.

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries NorCrest Silver Inc., and SVL Minerals Ltd. (both incorporated under the laws of Canada), and Nusantara de Mexico S.A. de C.V., Santa Elena Oro y Plata S.A. de C.V., Minera de Cerro Santo S.A. de C.V., Magellan Exploracion S.A. de C.V. and SilverCrest de Mexico S.A. de C.V. (all incorporated under the laws of Mexico). All significant inter-company transactions and balances have been eliminated upon consolidation.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (continued)

Company	Ownership%	Place of Incorporation	Principal Activity
NorCrest Silver Inc.	100%	Canada	Holding Company
SVL Minerals Ltd.	100%	Canada	Holding Company
Nusantara de Mexico S.A. de C.V.	100%	Mexico	Mineral Development and Exploration and Evaluation
Santa Elena Oro Y Plata	100%	Mexico	Service Company
Minera de Cerro Santo S.A. de C.V.	100%	Mexico	Service Company
Magellan Exploracion S.A. de C.V.	100%	Mexico	Service Company
SilverCrest de Mexico SA de CV	100%	Mexico	Exploration and Evaluation

3.	SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of these condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

The recoverability of amounts receivable and taxes receivable; the carrying value of inventory; the estimated useful lives of property, plant and equipment and the related depreciation and depletion; the carrying value and recoverability of exploration and evaluation assets accrued liabilities, derivative instruments, asset retirement obligations; fair value of warrants on long-term debt; the determination of the Company’s presentation currency being the US Dollar; adoption of IAS 21 “The Effects of Changes in Foreign Exchange Rates”; fair value of agent warrants in capital stock; and inputs used in accounting for share-based compensation.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Amounts receivable

Amounts receivable are recorded at face value less any provisions for uncollectable amounts considered necessary.

Taxes receivable

Taxes receivable are comprised of value added taxes in Mexico and harmonized sales tax in Canada that the Company has paid.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories

The Company predominantly produces two minerals, silver and gold. Inventories consist of silver and gold in process, finished goods and supplies. These inventories are valued at the lower of cost and net realizable value after consideration of additional processing, refining and transportation costs. For all silver and gold inventories, net realizable value is calculated as the difference between the estimated future metal revenue based on prevailing metal prices and estimated costs to complete production into a saleable form.

(i) Silver and gold in process inventory

The recovery of silver and gold is achieved through a heap leaching process. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, and depreciation relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of silver and gold.

(ii) Finished goods inventory

Finished goods inventory consists of silver and gold dore bars, and is valued at the lower of cost and net realizable value. (iii) Supplies inventory

Supplies inventory consists of materials and supplies used in operations such as fuel, explosives, reagents and spare parts. These are valued at the lower of weighted average cost and net realizable value.

Property, plant and equipment

Property, plant and equipment (“PPE”) is stated at cost less accumulated depreciation, depletion and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation and depletion is provided using the straight line method or unit of production over the following terms:

Property, plant and equipment	8 years
Vehicles	4 years
Computer equipment and furniture	3-5years
Computer software	1 year
Mining assets	Unit of production

An item of PPE is derecognized upon disposal, when held for sale, or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

The Company conducts an annual assessment of the residual balances, useful lives and depreciation and depletion methods being used for PPE and any impairment arising from the assessment is recognized in profit or loss.

Impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Commercial and pre-commercial production

Commercial production is deemed to have commenced when management determines that the operational commissioning of major mine and plant components is complete, operating results are being achieved consistently for a period of time, and that there are indicators that these operating results will continue. The Company determines commencement of commercial production based on the following factors, which indicate that planned principal operations have commenced.

  a significant portion of plant/mill capacity is achieved;
  all facilities are operating at a steady state of production; and
  a pre-determined, reasonable period of time has passed;

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Prior to achieving commercial production, revenues and related expenses are recognized as a reduction / increase to mining assets carrying values included in PPE.

Mine Development Stripping Costs

Stripping costs incurred during the development of a mine are capitalized into PPE. Stripping costs incurred during the commercial production phase are variable production costs that are included in the costs of inventory produced during the period that the stripping costs are incurred, unless the stripping activity can be shown to give rise to future benefits from the mineral property, in which case the stripping costs would be capitalized into PPE.

Future benefits arise when stripping activity increases the future output of the mine by providing access to a new ore body that the previously deferred stripping costs in an area did not give access to. When stripping activities give rise to a future economic benefit, the costs associated with these activities are capitalized into PPE. Capitalized stripping costs are depleted on a unit-of-production basis, using estimated resources as the depletion base.

Borrowing costs

Interest and other financing costs relating to the acquisition, development and construction, and production of qualifying assets are capitalized as construction in progress or in mineral properties until they are complete and available for use, at which time they are transferred to the appropriate category within property, plant and equipment. Borrowing costs incurred after the asset has been placed into service as well as all other borrowing costs are charged to profit or loss.

Mineral properties and exploration and evaluation assets

Pre-exploration costs are expenses in the period in which they are incurred.

Once the legal right to explore a mineral property has been acquired, all costs related to the acquisition, exploration and evaluation of mineral properties are capitalized by property. These direct expenditures include such costs as materials used, surveying costs, geological studies, drilling costs, payments made to contractors and depreciation of plant and equipment during the exploration phase. Costs not directly attributable to exploration and evaluation activities, including general administrative overhead costs, are expensed in the period in which they occur.

Exploration and evaluation expenditures for each mineral property are carried forward as an asset provided that one of the following conditions is met;

Such costs are expected to be recouped in full through successful development and exploration of the mineral property or alternatively, by sale; or

Exploration and evaluation activities in the mineral property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, however active and significant operations in relation to the mineral property are continuing, or planned for the future.

The carrying values of capitalized amounts are reviewed annually, or when indicators of impairment are present. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company’s intentions for the development of such a property. If a mineral property does not prove viable, all unrecoverable costs associated with the property are charged to profit or loss at the time the determination is made.

Once the technical feasibility and commercial viability of extracting the mineral resource has been determined, the property is considered to be a mine under development and is classified as “mining assets”. Exploration and evaluation expenditures accumulated are also tested for impairment before the mineral property costs are transferred to development properties.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is earned from the sale of refined silver and gold metal and is recognized when the refiner credits the Company’s accounts, instructions are provided for sale, and the following specific conditions have been met:

  the specific risks and rewards of ownership have been transferred to the purchaser;
  the Corporation does not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the concentrate sold;
  the amount of revenue can be measured reliably;
  it is probable that the economic benefits associated with the transaction will flow to the Corporation; and
  the costs incurred or to be incurred in respect of the sale can be measured reliably.

During the commissioning period prior to April 1, 2011, proceeds from the sale of silver and gold were applied as a reduction to the Santa Elena Mine construction and commissioning costs included in PPE.

Asset retirement obligations

The Company recognizes a legal liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when those obligations arise from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Fair value is measured based on management’s best estimate of the enterprise’s cash outflows. Present value is used where the effect of the time value of money is material. The related liability is adjusted for each period based on the then - current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

Impairment of tangible and intangible assets

At each financial position reporting date the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Deferred revenue

Deferred revenue relates to the Upfront Deposit received from Sandstorm Gold Ltd. (“Sandstorm”) in exchange for the future delivery of gold ounces at a specified contract price and to the value of Sandstorm Shares received for the guarantee of obligations under the Purchase Agreement (note 9). As deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as operating revenue. The amount recognized is based on the proportion that gold ounces sold to Sandstorm in the period is to the projected Santa Elena Project gold ounces attributable to Sandstorm.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar and the functional currency of its Mexican mining operations to be the US dollar. Prior to January 1, 2011, the Canadian dollar was determined to be the measurement currency of the Company’s operations. Due to several financings in US dollars, as well as the commencement of start-up operations of the Santa Elena Mine in Mexico and expected revenue generation in US dollars it was determined that at January 1, 2011 the presentation currency of the Company is the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Transactions denominated in foreign currencies (currencies other than the functional currency of an operation) are translated at the exchange rates on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the reporting date exchange rates.

On translation of entities with functional currencies other than the US dollar, revenue and expense items are translated at average rates of exchange where there is a reasonable approximation of the exchange rate at the dates of the transactions. Statement of financial position items are translated at closing exchange rates at the reporting date. Exchange differences on the re-translation of the foreign currency entities at closing rates together with differences between the revenue and expenses translated at average and closing rates, are recorded in the currency translation adjustment reserve in shareholders’ equity.

Share-based payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes, or provides services similar to those performed by an employee.

The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to accumulated losses (deficit).

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Warrants issued in equity financing transactions

The Company engages in equity financing transactions to obtain the funds necessary to continue operations and explore and evaluate mineral properties. These equity financing transactions may involve issuance of common shares or units. A unit comprises a certain number of common shares and a certain number of share purchase warrants (“Warrants”). Depending on the terms and conditions of each equity financing agreement (“Agreement”), the Warrants are exercisable into additional common shares prior to expiry at a price stipulated by the Agreement. Warrants that are part of units are assigned $Nil value and included in share capital with the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transactions costs are accounted for as share-based payments.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options and warrants were exercised and that proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Income taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment date. A valuation allowance is recognized to the extent that it is considered not likely that future income tax assets will be realized.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

Derivative instruments

The Company uses derivative instruments to reduce the potential impact of changing metal prices as required under lending agreements. Derivative instruments are measured at fair value at the end of each period and the changes are recorded as a gain or loss on derivative instruments on the Consolidated Statements of Operations and Comprehensive Loss. The Company does not apply hedge accounting to its derivative transactions.

Financial instruments

Financial assets are classified into one of the following categories based on the purpose for which the asset was acquired. All transactions related to financial instruments are recorded on a trade date basis. The Company’s accounting policy for each category is as follows:

Financial assets at fair value through profit or loss (“FVTPL”)

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s risk management strategy. Attributable transaction costs are recognized in profit or loss when incurred. FVTPL are measured at fair value, and changes are recognized in profit or loss.

Held-to-maturity (“HTM”)

These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the intention and ability to hold to maturity. These assets are measured at amortized costs using the effective interest method. If there is objective evidence that the asset is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in profit or loss.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted on an active market. Such assets are initially recognized at fair value plus any direct attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available-for-sale (“AFS”)

Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in profit or loss.

The Company classified its financial assets as follows:

  Cash and cash equivalents, designated cash and held-for-trading securities are classified as FVPTL.
  Amounts receivable and taxes receivable are classified as loans and receivables.

Financial liabilities

Financial liabilities are classified into one of two categories:

  Fair value through profit or loss; and
  Other financial liabilities.

Fair value through profit or loss

This category comprises derivatives, or liabilities, acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in profit or loss.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Other financial liabilities

This category includes amounts due to related parties and accounts payable and accrued liabilities and long-term debt, all of which are recognized at amortized cost.

The Company classified its financial liabilities as follows:

  Derivative instruments are classified as FVTPL
  Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted.

For all financial assets objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or
  default or delinquency in interest or principal payments; or
  it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain categories of financial assets, such as receivables, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Comparative figures

Certain comparative figures have been reclassified to conform with the current period’s presentation. The comparative figures presented in these consolidated financial statements are in accordance with IFRS and have not been audited.

New standards not yet adopted

In November 2009, the IASB published IFRS 9, “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement.” In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9. Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to their known credit risk out of earnings and recognize the change in other comprehensive income. IFRS 9 is effective for the Company on January 1, 2013. Early adoption is permitted and the standard is required to be applied retrospectively. There will be no significant impact on the Company upon implementation of the issued standard.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS

As outlined in note 2, Basis of Presentation and Principles of Consolidation, the Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. Under IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to accumulated deficit unless certain exemptions are applied. IFRS provides for certain optional exemptions and certain mandatory exceptions for first time IFRS adopters.

Initial elections upon adoption

Set forth below are the IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS.

(1) IFRS exemption options

(i) Business combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date and such business combinations have not been restated.

(ii) Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative currency translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative currency translation gains and losses to zero in opening retained earnings at its Transition Date.

(iii) Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

(iv) Borrowing costs

IAS 23 “Borrowing Costs” requires capitalization of eligible borrowing costs. Historically, the borrowing costs associated with loans were expensed as incurred. A first-time adopter may elect to apply an IFRS 1 transitional provision, and thereby be exempt from having to apply the standard to past transactions. The Company has applied this exemption and will apply IAS 23 on a prospective basis only.

Additionally, in accordance with IFRS 1, an entity’s estimates under IFRS at the date of IFRS must be consistent with estimates made for the same date under previous Canadian GAAP, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

(2) Reconciliations

The adoption of IFRS has resulted in changes to the Company’s reported financial position and results of operations and comprehensive loss. The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the statement of financial positions and statements of operations and comprehensive loss have resulted in the reclassification of amounts on the statements of cash flows, however there have been no changes to the net cash flows. IAS 7, Statement of Cash flows requires that cash flows relating to finance costs/interest to be separately disclosed within the statement classifications. Under Canadian GAAP, these amounts were previously disclosed as a note to the statement of cash flows. These amounts have been separately disclosed under ‘operating and financing activities’ within the statement of cash flows under IFRS.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS (continued)

In order to allow the users of the financial statements to better understand the changes in accounting policies, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. As the Company changed its presentation currency from Canadian dollars to the United States dollar as of January 1, 2011, the reconciliations are prepared in United States Dollars, but include the Canadian Dollar balance for reference. The currency translation was performed as outlined in note 3. For a description of the changes in accounting policy, see the discussion in notes to the IFRS Reconciliations below.

The January 1, 2010 (Transition date to IFRS) Canadian GAAP consolidated statements of financial position have been reconciled to IFRS as follows:

	Notes	Canadian GAAP	Canadian GAAP	Effect of transition to IFRS	IFRS
		CAD	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents		$13,770,106	$13,157,336	$-	$13,157,336
Amounts receivable		11,451	10,941	-	10,941
Taxes receivable		707,960	676,456	-	676,456
Prepaid expenses		35,054	33,494	-	33,494
Held-for-trading securities		1,960,000	1,872,780	-	1,872,780
		16,484,571	15,751,007	-	15,751,007
Non-current assets
Property, plant and equipment	4a	9,036,877	8,129,362	13,332,890	21,462,252
Exploration and evaluation	4e	15,864,134	14,567,223	(13,332,890)	1,234,333

TOTAL ASSETS		$41,385,582	$38,447,592	$-	$38,447,592
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$464,077	$443,424	$-	$443,424
Derivative instruments		231,523	221,214	-	221,214
		695,600	664,638	-	664,638
Non-current liabilities
Asset retirement obligations		564,137	539,019	-	539,019
Deferred revenue	4e	14,081,700	13,433,129	-	13,433,129
Long term debt	4b	7,116,880	6,800,000	(1,425,352)	5,374,648
Derivative instruments		10,362,387	9,900,994	-	9,900,994
		32,125,104	30,673,142	(1,425,352)	29,247,790
Shareholder's equity
Capital stock	4c	31,380,614	27,943,125	657,658	28,600,783
Reserves	4c	5,190,963	4,633,252	(1,043,214)	3,590,038
Accumulated comprehensive loss	4d	-	(252,986)	252,986	-
Deficit		(28,006,699)	(25,213,579)	1,557,922	(23,655,657)
		8,564,878	7,109,812	1,425,352	8,535,164

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$41,385,582	$38,447,592	$-	$38,447,592

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS (continued)

The June 30, 2010 Canadian GAAP consolidated statements of financial position have been reconciled to IFRS as follows:

	Notes	Canadian GAAP	Canadian GAAP	Effect of transition to IFRS	IFRS
		CAD	USD	USD	USD
ASSETS

Current assets
Cash and cash equivalents		$7,180,012	$6,770,033	-	$6,770,033
Amounts receivable		132,205	124,656	-	124,656
Taxes receivable		1,550,741	1,462,194	-	1,462,194
Prepaid expenses		59,949	56,526	-	56,526
		8,922,907	8,413,409	-	8,413,409
Non-current assets
Property, plant and equipment	4a,b	15,237,241	13,681,022	15,002,788	28,683,810
Exploration and evaluation	4a	17,086,953	15,751,337	(14,516,470)	1,234,867

TOTAL ASSETS		$41,247,101	$37,845,768	$486,318	$38,332,086
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$534,535	$504,013	-	$504,013
Current portion of long term debt		3,712,100	3,500,000	(380,094)	3,119,906
Derivative instruments		3,482,234	3,283,268	-	3,283,268
		7,728,869	7,287,281	(380,094)	6,907,187
Non-current liabilities
Asset retirement obligations		617,418	582,141	-	582,141
Deferred revenue	4e	14,249,700	13,433,129	-	13,433,129
Long term debt		3,499,980	3,300,000	(855,211)	2,444,789
Derivative instruments		16,909,676	15,943,497	-	15,943,497
		35,276,774	33,258,767	(855,211)	32,403,556
Shareholder's equity
Capital stock	4c	31,968,461	28,514,398	657,658	29,172,056
Reserves	4c	5,166,329	4,608,784	(1,043,214)	3,565,570
Accumulated comprehensive loss	4d	-	16,274	252,986	269,260
Deficit		(38,893,332)	(35,839,736)	1,854,193	(33,985,543)
		(1,758,542)	(2,700,280)	1,721,623	(978,657)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$41,247,101	$37,845,768	$486,318	$38,332,086

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS (continued)

The Canadian GAAP consolidated statement of operations and comprehensive loss for the three month period ended June 30, 2010 has been reconciled to IFRS as follows:

	Notes	Canadian GAAP	Canadian GAAP	Effect of transition to IFRS	IFRS
		CAD	USD	USD	USD
GENERAL AND ADMINISTATIVE EXPENESES
Depreciation and accretion		$3,035	$2,955	$-	$2,955
General exploration		34,017	33,116	-	33,116
Investor relations and travel		56,186	54,698	-	54,698
Office and miscellaneous		59,920	58,333	-	58,333
Professional fees		112,949	109,958	-	109,958
Regulatory and transfer agent fees		13,118	12,771	-	12,771
Rent and communications		10,444	10,167	-	10,167
Salaries and management remuneration		141,549	137,801	-	137,801
Shareholder communications		10,229	9,958	-	9,958
Trade shows and conferences		18,931	18,430	-	18,430
LOSS BEFORE OTHER ITEMS		(460,378)	(448,187)	-	(448,187)

OTHER ITEMS
Foreign exchange loss		(1,612,155)	(1,569,471)	-	(1,569,471)
Interest on long term debt	4b	(169,266)	(164,784)	164,784	-
Interest income		5,783	5,630	-	5,630
Share-based compensation		(45,319)	(44,119)	-	(44,119)
Realized gain on held for trading securities		630,000	613,319	-	613,319
Unrealized loss on held for trading securities		(945,000)	(919,979)	-	(919,979)
Unrealized loss on derivative instruments		(7,681,820)	(7,475,496)	-	(7,475,496)
		(9,817,777)	(9,554,900)	164,784	(9,390,116)

LOSS FOR THE PERIOD		(10,278,155)	(10,003,087)	164,784	(9,838,303)

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange gain in translation to US Dollars		-	945,542	-	945,542

COMPREHENSIVE LOSS FOR THE PERIOD		$(10,278,155)	$(9,057,545)	$164,784	$(8,892,761)

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS (continued)

The Canadian GAAP consolidated statement of operations and comprehensive loss for the six month period ended June 30, 2010 has been reconciled to IFRS as follows:

	Notes	Canadian GAAP	Canadian GAAP	Effect of transition to IFRS	IFRS
		CAD	USD	USD	USD
GENERAL AND ADMINISTATIVE EXPENESES
Depreciation and accretion		$49,888	$48,016	$-	$48,016
General exploration		91,192	88,105	-	88,105
Investor relations and travel		138,227	133,602	-	133,602
Office and miscellaneous		94,431	91,525	-	91,525
Professional fees		150,819	146,380	-	146,380
Regulatory and transfer agent fees		26,463	25,605	-	25,605
Rent and communications		20,119	19,472	-	19,472
Salaries and management remuneration		270,001	261,340	-	261,340
Shareholder communications		14,817	14,371	-	14,371
Trade shows and conferences		33,481	32,423	-	32,423
LOSS BEFORE OTHER ITEMS		(889,438)	(860,839)	-	(860,839)

OTHER ITEMS
Foreign exchange loss		(907,014)	(902,418)	-	(902,418)
Interest on long term debt	4b	(305,982)	(296,271)	296,271	-
Interest income		8,660	8,397	-	8,397
Share-based compensation		(86,566)	(83,789)	-	(83,789)
Realized gain on held for trading securities		630,000	613,319	-	613,319
Unrealized loss on derivative instruments		(9,336,293)	(9,104,556)	-	(9,104,556)
		(9,997,195)	(9,765,318)	296,271	(9,469,047)

LOSS FOR THE PERIOD		(10,886,633)	(10,626,157)	296,271	(10,329,886)

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange gain in translation to US Dollars		-	269,260	-	269,260

COMPREHENSIVE LOSS FOR THE PERIOD		$(10,886,633)	$(10,356,897)	$296,271	$(10,060,626)

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS (continued)

The December 31, 2010 Canadian GAAP consolidated statements of financial position have been reconciled to IFRS as follows:

	Notes	Canadian GAAP	Canadian GAAP	Effect of transition to IFRS	IFRS
		CAD	USD	USD	USD
ASSETS
Current assets
Cash and cash equivalents		$8,986,098	$9,034,623	$-	$9,034,623
Amounts receivable		54,649	54,944	-	54,944
Taxes receivable		1,286,151	1,293,096	-	1,293,096
Prepaid expenses		62,689	63,028	-	63,028
Inventory		425,637	420,304	-	420,304
		10,815,224	10,865,995	-	10,865,995
Non-current assets
Property, plant and equipment	4b	38,542,897	36,306,254	1,039,347	37,345,601
Exploration and evaluation		1,888,986	1,729,003		1,729,003

TOTAL ASSETS		$51,247,107	$48,901,252	$1,039,347	$49,940,599
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities		$1,382,036	$1,389,500	$-	$1,389,500
Current portion of long term debt	4b	7,658,420	7,700,000	(380,094)	7,319,906
Derivative instruments		8,481,388	8,527,509	-	8,527,509
Deferred revenue	4e	1,823,413	1,739,431	-	1,739,431
		19,345,257	19,356,440	(380,094)	18,976,346
Non-current liabilities
Asset retirement obligations		1,401,294	1,486,482	-	1,486,482
Deferred revenue	4e	12,191,034	11,629,543	-	11,629,543
Long term debt		4,774,080	4,800,000	(665,164)	4,134,836
Derivative instruments		19,833,724	19,941,334	-	19,941,334
		38,200,132	37,857,359	(665,164)	37,192,195
Shareholder's equity
Capital stock	4c	36,500,331	32,973,152	657,658	33,630,810
Reserves	4c	5,397,812	4,846,656	(1,180,659)	3,665,997
Accumulated comprehensive loss	4d	-	(1,290,164)	252,986	(1,037,178)
Deficit		(48,196,425)	(44,842,191)	2,354,620	(42,487,571)
		(6,298,282)	(8,312,547)	2,084,605	(6,227,942)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		$51,247,107	$48,901,252	$1,039,347	$49,940,599

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS (continued)

The Canadian GAAP consolidated statement of operations and comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	Notes	Canadian GAAP	Canadian GAAP	Effect of transition to IFRS	IFRS
		CAD	USD	USD	USD
GENERAL AND ADMINISTATIVE EXPENESE
Depreciation and accretion		$128,663	$170,036	$-	$170,036
General exploration		201,881	195,156	-	195,156
Investor relations and travel		263,008	255,183	-	255,183
Office and miscellaneous		171,318	166,685	-	166,685
Professional fees		205,885	199,892	-	199,892
Regulatory and transfer agent fees		30,221	29,288	-	29,288
Rent and communications		45,595	44,295	-	44,295
Salaries and management remuneration		798,408	778,983	-	778,983
Shareholder communications		25,203	24,514	-	24,514
Trade shows and conferences		87,628	85,188	-	85,188
LOSS BEFORE OTHER ITEMS		(1,957,810)	(1,949,220)	-	(1,949,220)

OTHER ITEMS
Foreign exchange gain		1,505,897	1,493,798	-	1,493,798
Interest income		31,180	30,395	-	30,395
Interest on long term debt	4b	(677,143)	(659,253)	659,253	-
Gain on held-for-trading securities		630,000	613,319		613,319
Realized loss on derivative instruments		(349,572)	(347,995)		(347,995)
Share-based compensation		(476,344)	(463,020)	-	(463,020)
Unrealized loss on derivative instruments		(18,895,934)	(18,346,636)	-	(18,346,636)
		(18,231,916)	(17,679,392)	659,253	(17,020,139)

LOSS FOR THE YEAR		(20,189,726)	(19,628,612)	659,253	(18,969,359)

OTHER COMPREHENSIVE INCOME (LOSS)
Exchange loss in translation to US Dollars		-	(1,037,178)	-	(1,037,178)

COMPREHENSIVE LOSS FOR THE YEAR		$(20,189,726)	$(20,665,790)	$659,253	$(20,006,537)

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

4.	FIRST TIME ADOPTION OF IFRS (continued)

Notes to the IFRS reconciliations:

a) Exploration and evaluation expenditures

Under both Canadian GAAP and IFRS, an exploration and evaluation asset shall be reclassified as a development asset when a technical feasibility study has been completed which demonstrates the commercial viability of extracting a mineral resource. However, under IFRS the assets must be transferred to PPE once in the development stage. Development commenced on the Santa Elena property in January 2009, but the costs associated with the property were not transferred to PPE until the year ending December 31, 2010, therefore an adjustment is required to the classification of the Santa Elena property during 2010 to conform to IFRS standards.

b) Borrowing and transaction costs

IAS 23 “Borrowing Costs” requires capitalization of eligible borrowing costs. Under Canadian GAAP, the borrowing costs associated with loans were expensed as incurred. A first-time adopter may elect to apply an IFRS 1 transitional provision, and thereby be exempt from having to apply the standard to past transactions. However, the IAS 23 must be applied for transactions after January 1, 2010.

Under Canadian GAAP transaction costs are allowed to be either capitalized or expensed. The Company under Canadian GAAP elected to expense the costs related to the Project Loan (note 11). Under IFRS the transaction costs are required to be capitalized and included in the effective interest calculation.

c) Reclassification of share-based reserve

The Company reclassified from equity reserves lapse of brokers/agents warrants that were not exercised of $657,658 for January 1, 2010, June 30, 2010 and December 31, 2010 to share capital and lapse of stock options that were not exercised of $385,556 for January 1, 2010 and June 30, 2010 and $523,001 for December 31, 2010 to deficit. d) Currency translation difference The Company elected to reset all cumulative currency translation gains and losses to zero in opening retained earnings at its Transition Date.

5.	MANAGEMENT OF CAPITAL

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern in order to support normal operating requirements at the Santa Elena Mine, continue the exploration and evaluation of its mineral properties and support any expansionary plans.

The Company considers as its capital its shareholders’ equity, cash, cash equivalents and long term debt.

The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to issue new equity, dispose of certain of its assets or issue or repay debt.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its operations at the Santa Elena Mine, exploration programs, availability of financing and industry conditions. Annual and materially updated budgets are approved by the Board of Directors. There are no external restrictions on management of capital except as disclosed in note 11.

The Company’s investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient capital resources to meet its planned operational expenses, financing obligations, administrative overhead expenses and exploration plans for 2011. Actual funding requirements may vary from those planned due to a number of factors, including the progress of operations at the Santa Elena Mine and other exploration and development activities. The Company believes it will be able to raise capital as required in the long term, but recognizes there will be risks involved that may be beyond its control.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

6.	INVENTORY

	June 30, 2011	December 31, 2010
Silver and gold in process	$3,916,497	$-
Finished goods - dore bars	1,623,157	-
Supplies	520,940	420,304
	$6,060,594	$420,304

7.	PROPERTY, PLANT AND EQUIPMENT

	Santa Elena Mine		Corporate	Total
	Equipment	Mining Assets	Office
Cost
Balance at January, 1, 2010	$8,110,199	$13,332,890	$62,881	$21,505,970
Additions	10,737,951	5,825,829	12,272	16,576,052
Disposals	-	-	(45,758)	(45,758)
Balance at December 31, 2010	18,848,150	19,158,719	29,395	38,036,264
Additions	1,087,253	4,499,755	-	5,587,008
Sales of silver and gold (1)	-	(4,856,230)	-	(4,856,230)
Inventory adjustment (2)	-	(3,710,287)	-	(3,710,287)
Balance at June 30, 2011	$19,935,403	$15,091,957	$29,395	$35,056,755

Accumulated depreciation and depletion
Balance at January, 1, 2010	$-	$-	$43,718	$43,718
Charge for the year	674,716	-	17,987	692,703
Disposals	-	-	(45,758)	(45,758)
Balance at December 31, 2010	674,716	-	15,947	690,663
Charge for the period	1,272,353	303,877	6,505	1,582,735
Disposals	-	-	-	-
Balance at June 30, 2011	$1,947,069	$303,877	$22,452	$2,273,398

Carrying amounts
At December 31, 2010	$18,173,434	$19,158,719	$13,448	$37,345,601

At June 30, 2011	$17,988,334	$14,788,080	$6,943	$32,783,357

(1) Sales of silver and gold consist of revenue recorded in the first quarter of 2011 before commencment of commercial production and include $3,810,238 in cash, $180,955 from amortization of deferred revenue and $865,038 from derivative revenue recorded.
(2) During the quarter ended June 30, 2011, the Company made an adjustment of $3,710,287 to the Santa Elena Mine carrying value, to reflect the opening inventory position as of April 1, 2011 relating to finished goods and silver and gold contained in process.

Depreciation of plant and equipment commenced when placed into service on October 1, 2010. Prior to achieving commercial production depreciation expense was capitalized to Santa Elena Mine.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

8.	MINERAL PROPERTIES - EXPLORATION AND EVALUATION ASSETS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, titles to all of its properties are in good standing except as otherwise disclosed. However, this should not be considered as a guarantee of title. The mineral properties may be subject to prior claims or agreements, or transfers and rights of ownership may be affected by undetected defects.

June 30 2011	MEXICO		2011
	Cruz de Mayo	La Joya	Total
Additions
Acquisition and option payments	$20,000	$60,000	$80,000
Deferred exploration costs:
Assays	-	38,342	38,342
Drilling	-	501,947	501,947
Exploration and general	6,758	258,076	264,834
Professional fees	-	1,480	1,480
Technical consulting and services	-	185,212	185,212
Subtotal, 2010 additions	26,758	1,045,057	1,071,815

Balance, December 31, 2010	$1,257,944	$471,059	$1,729,003

Balance, June 30, 2011	$1,284,702	$1,516,116	$2,800,818

December 31, 2010	MEXICO			2010
	Santa Elena	Cruz de Mayo	La Joya	Total
Additions
Acquisition and option payments	$-	$20,000	$65,000	$85,000
Deferred development costs:
Amortization	778,841	-	-	778,841
Pre-commerical production costs	5,913,014	-	-	5,913,014
Professional fees	88,597	-	-	88,597
Recoveries	(1,906,511)	-	-	(1,906,511)
Technical consulting and services	951,888	-	-	951,888
	5,825,829	20,000	65,000	5,910,829
Deferred exploration costs:
Amortization	-	-	423	423
Assays	-	-	7,896	7,896
Drilling	-	-	193,144	193,144
Exploration and general	-	3,611	115,849	119,460
Professional fees	-	-	885	885
Technical consulting and services	-	-	87,862	87,862
Subtotal, 2010 additions	5,825,829	23,611	471,059	6,320,499

Balance, December 31, 2009	13,332,890	1,234,333	-	14,567,223

Transfer to property, plant and equipment	(19,158,719)	-	-	(19,158,719)

Balance, December 31, 2010	$-	$1,257,944	$471,059	$1,729,003

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

8.	MINERAL PROPERTIES - EXPLORATION AND EVALUATION ASSETS (continued)

Cruz de Mayo Project, Mexico

The Company purchased a 100% interest in mineral concessions in 2004 and on November 19, 2010 finalized an assignment agreement to acquire a 100% interest in the El Guereguito concession both located in Sonora State, Mexico. The Company has the right to acquire the 100% interest in the El Guereguito concession by making the following staged option payments totaling $1,000,000.

	El Guereguito
November 19, 2010	$20,000	(paid)
May 19, 2011	20,000	(paid)
November 19, 2011	25,000
November 19, 2012	50,000
November 19, 2013	50,000
	165,000
$50,000 on each anniversary date	835,000
TOTAL	$1,000,000

The Company has the right to make early payment with no additional consideration. There is a 2.5% NSR royalty which ceases on cumulative payments of $1,000,000.

La Joya Project, Mexico

During 2010 the Company entered into option agreements to acquire a 100% interest in the La Joya Project located southeast of Durango City, Durango State, Mexico.

On June 21, 2010 the Company entered into the “La Joya West” option agreement. The Company has the right to acquire a 100% interest by making the following staged option payments totaling $2,680,000 over a period of 3 years.

	La Joya West
June 21, 2010	$20,000	(paid)
October 21, 2010	20,000	(paid)
April 21, 2011	60,000	(paid)
October 21, 2012	80,000
June 21, 2013	2,500,000
TOTAL	$2,680,000

The final $2,500,000 payment can be settled as follows: $1,250,000 in shares or by a combination of cash and shares at the Company’s discretion and US$1,250,000 by a negotiated combination of cash and shares. The Company is required to incur $200,000 on exploration costs annually. There is a 2% NSR royalty for which the Company has the option to purchase 1% by a negotiated combination of cash and shares.

On November 25, 2010 the Company entered into the “La Joya East” option agreement. The Company has the right to acquire a 100% interest by making the following staged option payments totaling $1,500,000 over a period of 3 years.

	La Joya East
December 31, 2010	$25,000	(paid)
June 30, 2011	20,000	(paid subsequent to period end)
December 31, 2011	50,000
June 30, 2012	60,000
December 31, 2012	70,000
June 30, 2013	100,000
December 31, 2013	1,175,000
TOTAL	$1,500,000

The final $1,175,000 payment can be settled in shares of the Company or by a combination of cash and shares at the Company’s discretion. Of the option payment $750,000 shall be deemed to be advanced royalty payments made on account of the NSR. There is a 2% NSR royalty for which the Company has the option to purchase 1% by a negotiated combination of cash and shares ratio.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

9.	DEFERRED REVENUE

On May 14, 2009, the Company entered into a definitive Purchase Agreement with Sandstorm Gold Ltd. under which the Company’s wholly-owned Mexican subsidiary Nusantara de Mexico S.A. de C.V. agreed to sell 20% of future gold production from the Santa Elena Project to Sandstorm in exchange for an Upfront Deposit of $12,000,000. The agreement also provides for ongoing per-ounce payments equal to the lesser of $350 and the prevailing spot gold market price upon delivery of gold. The per ounce price of $350 is subject to an increase of 1% per annum commencing on the 3rd anniversary of the date the Santa Elena Project begins commercial production.

If the Company decides to develop an underground mine on the Santa Elena Project, Sandstorm has the right to purchase 20% of the gold from the underground mine at a per-ounce price equal to the lesser of $450 and the prevailing spot gold market price, subject to an increase of 1% per annum beginning on the 3rd anniversary from the date the underground mine begins commercial production. In exchange, Sandstorm will pay for 20% of the capital expenditures incurred, related to the gold stream, to determine the economic viability and to construct the underground mine and mill facilities.

The Company provided Sandstorm with a completion guarantee under the agreement and as consideration received 3,500,000 common shares of Sandstorm. The fair value of the shares at the date received was $1,433,129. The total consideration received of $13,433,129 from the Upfront Deposit and Sandstorm shares was treated as deferred revenue.

During the six month period ended June 30, 2011, the Company delivered approximately 1,327 ounces (2010 – Nil) of gold to Sandstorm.

During the first quarter, the Company capitalized $344,252 to the Santa Elena Mine costs related to the delivery of 467 gold ounces to Sandstorm, which consisted of $163,298 received in cash and $180,954 from amortization of deferred revenue.

During the second quarter, the Company recorded revenue of $623,705 from the delivery of 860 gold ounces to Sandstorm, which consisted of $300,979 received in cash and $322,725 from amortization of deferred revenue.

Under the completion guarantee Sandstorm may require the return of a portion of the upfront payment if, within 30 months (May 27, 2012) from the date that the Upfront Deposit was released, the Santa Elena Project has not produced a minimum of 7,500 ounces of gold in any three consecutive month periods. The Company expects to be able to fulfill the minimum production requirement.

Details of changes in the balance are as follows:

	June 30, 2011	December 31, 2010
Sandstorm Upfront Deposit and shares	$13,368,974	$13,433,129
Delivery of gold	(503,680)	(64,155)
Less current portion	(2,613,562)	(1,739,431)
Unearned revenue	$10,251,732	$11,629,543

10.	ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations relate to the operation of the Santa Elena and Cruz de Mayo Projects. Details of changes in the balance are as follows:

As at December 31, 2009	$539,019
Change in estimates	909,743
Accretion expense	37,720
As at December 31, 2010	1,486,482
Accretion expense	46,824
As at June 30, 2011	$1,533,306

The total undiscounted amount of future expenditures required to settle the Company’s reclamation and remediation obligations at June 30, 2011 and December 31, 2010, is estimated to be $2,423,404. The ultimate amount of the asset retirement obligation is uncertain. The fair value estimate of the Company’s obligations to undertake site reclamation and remediation is based on information currently available. The fair value of the estimated future expenditures as at June 30, 2011 has been estimated to be $1,533,306 (2010 -$1,486,482). In determining the fair value of the asset retirement obligation, the Company has assumed a long-term inflation rate of 4.4%, a discount rate of 6.3% and projected mine life of 8 years.

In view of uncertainties concerning asset retirement obligations, the ultimate costs could be materially different from the amounts estimated. The estimate of future asset retirement obligations is subject to change based on amendments to applicable laws and legislation. Future changes in asset retirement obligations, if any, could have a significant impact.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

11.	LONG TERM DEBT

Details are as follows:

	June 30, 2011	December 31, 2010
Macquarie Bank Limited - Project Loan Facility	$9,544,789	$11,454,742
Less current portion	(7,719,912)	(7,319,906)
Long term debt	$1,824,877	$4,134,836

Macquarie Bank Limited Project Loan Facility

By agreement dated for reference November 24, 2009 the Company’s wholly-owned Mexican subsidiary, Nusantara de Mexico S.A. de C.V. (the “Borrower”) entered into a $12,500,000 Project Facility Agreement (the “Project Loan”) and associated hedging facilities (note 12) with Macquarie Bank Limited (“MBL”) to partially fund the cost of development and initial working capital requirements at the Company’s Santa Elena Project in Mexico.

The Project Loan bears interest at the U.S. Dollar LIBOR (“London Interbank Offered Rate”) rate plus 6.0% per annum before repayment of 50% of the Project Loan and 5.5% after repayment of 50% of the Project Loan. The Project Loan is scheduled to be repaid in full on or before September 30, 2013.

The Company drew down $6,800,000 on December 9, 2009 to repay the Company’s CAD$6,000,000 Credit Agreement with MBL and various transaction costs totalling CAD$1,005,192 associated with the Project Loan. In fiscal 2010 the Company drew down the remaining $5,700,000 to fund final construction expenditures and initial working capital requirements for the Santa Elena Project.

In consideration for the provision of the Project Loan, the Company paid a facility fee of $625,000 and issued 5,000,000 warrants to purchase common shares at CAD $0.90 per share expiring on November 24, 2012. MBL agreed cancelled 3,216,782 existing warrants on initial draw down of the Project Loan. The incremental fair value of the warrants, calculated at $800,352, was allocated to transaction costs and contributed surplus at December 31, 2009. Proceeds received from exercise of the warrants must be applied to repayment of the Project Loan.

The fair value of the warrants was calculated using the Black-Scholes option pricing model with the following assumptions:

Risk free rate	1.65%
Expected dividend yield	-
Expected volatility	79.49%
Expected life	3 years

As at June 30, 2011, the long term debt repayment requirements are as follows;

Year ending December 31, 2011	$5,600,000
Year ending December 31, 2012	2,500,000
Year ending December 31, 2013	2,300,000
$10,400,000

The Project Loan is secured against the Santa Elena Mine and is guaranteed by the Company. MBL requires the Company to maintain certain minimum debt service reserves and ratios based upon the Life of Mine Plan. Failure to meet certain of these prescribed reserves and ratios could result in an acceleration of the loan repayments. The Company is required to have available cash reserves of a minimum of their aggregate operating and capital costs to be expended at the Santa Elena Mine in the ensuing period of four weeks consistent with the Life of Mine Plan. As at June 30, 2011 the Company had reserved $1,450,000 related to this funding obligation.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

12.	DERIVATIVE INSTRUMENTS

Details are as follows:

	Hedging Facility	European Gold Call Option	Total Derivative Instrument Liability
As at December 31, 2009	$8,855,000	$1,267,208	$10,122,208
Changes in marked-to-market value	17,390,263	956,372	18,346,635
As at December 31, 2010	26,245,263	2,223,580	28,468,843
Less current portion	(8,527,509)	-	(8,527,509)
Derivative instruments	$17,717,754	$2,223,580	$19,941,334

As at December 31, 2010	$26,245,263	$2,223,580	$28,468,843
Sales of silver and gold	(2,872,848)	-	(2,872,848)
Changes in marked-to-market value	5,573,327	331,714	5,905,041
As at June 30, 2011	28,945,742	2,555,294	31,501,036
Less current portion	(9,947,795)	(2,555,294)	(12,503,089)
Derivative instruments	$18,997,947	$-	$18,997,947

During the six months ended June 30, 2011, the Company recorded a realized loss of $2,872,848 (2010 - $Nil) on 5,306 gold ounces delivered into the Hedging Facility and settled for cash. This is combined with an unrealized non-cash loss of $5,905,041 related to changes in the fair value of the open derivative contracts at the end of the period, resulting in a net change on the derivative instruments of $3,032,193.

As at June 30, 2011, a 10% increase in the market spot price of gold would result in an increase of $8,185,000 in derivative instrument liability with a corresponding increase in unrealized loss on derivative instruments.

Macquarie Bank Limited – Hedging Facility

On June 12, 2009, the Company implemented a gold price protection program (“Hedging Facility”) for the Santa Elena Project which was a requirement under the Project Loan (note 11). The Hedging Facility is comprised of 55,000 ounces of gold sold forward at $926.50 per ounce. As at June 30, 2011 the Hedging Facility delivery schedule is as follows:

Metal	Maturity	Quantity (Ounces)
Gold	2011	12,322
	2012	9,650
	2013	17,700
	2014	9,276
		48,948

Derivatives impact on statement of operations	June 30, 2011	June 30, 2010
Fair value marked to market change on derivatives	$5,905,041	$9,104,556
Derivative revenue recorded (note 14)	(2,007,810)	-
Net dervitave impact on statement of operations	$3,897,231	$9,104,556

During the six months ended June 30, 2011, the Company recorded in the statement of operations an unrealized loss of $5,905,041 related to changes in the fair value of open derivative contracts. The Company recorded derivative revenue of $2,007,810 (2010 - $Nil) during the second quarter related to 3,440 gold ounces delivered into the Hedging Facility (note 14), resulting in a net loss on the statement of operations of $3,897,231.

The Company does not hold this derivative instrument for trading purposes. The Company has determined that this program constitutes an effective economic hedge for the Santa Elena Project however it does not meet the requirements for hedge accounting under IFRS. Financial derivative instruments, those which do not qualify for hedge accounting, are required under IFRS to be recorded at fair value (marked to market) at the financial position date and the resulting gains or losses are to be included in the results for the period.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

12.	DERIVATIVE INSTRUMENTS (continued)

Macquarie Bank Limited – European gold call option

In June 2009 as partial consideration for a Credit Agreement with MBL, the Company granted MBL a European gold call option for 5,000 ounces of gold at a strike price of $1,000 per ounce with an option expiry date of June 13, 2012. The fair value of the European gold call option was calculated using the forward gold price of $1,511 at June 30, 2011 (2010 - $1,445).

13.	CAPITAL STOCK AND RESERVES

Authorized

Unlimited number of common shares without par value

Unlimited number of preference shares without par value (none outstanding)

The following is a summary of changes in capital stock of the common shares and share based payment reserves from January 1, 2010 to June 30, 2011:

	Capital Stock		Reserves
	Common	Amount	Share-Based
	Shares		Payments

Balance at January 1, 2010	59,433,929	$28,600,783	$3,590,038
Warrants exercised	7,016,500	4,599,379	(101,134)
Stock options exercised	427,500	428,548	(148,482)
Share issuance costs	-	2,100	-
Transfer unexercised options to deficit	-	-	(137,445)
Share-based compensation	-	-	463,020

Balance at December 31, 2010	66,877,929	$33,630,810	$3,665,997
Private placement	18,750,000	30,924,000	-
Share issuance costs	-	(2,107,552)	-
Fair value of Underwriters warrants	-	(401,550)	401,550
Stock options exercised	106,250	101,814	(33,567)
Share-based compensation	-	-	363,358

Balance at June 30, 2011	85,734,179	$62,147,522	$4,397,338

On May 19, 2011, the Company completed a prospectus offering for total gross proceeds of CAD$30,000,000. The Company issued a total of 18,750,000 common shares of the Company at a price of CAD$1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of CAD$1.60 for a term of 24 months.

For the six months ended June 30, 2011, the Company issued 106,250 common shares between CAD$0.50 and CAD$0.97 for gross proceeds of $68,247 related to the exercise of stock options. Accordingly $33,567 was transferred from share-based payments reserve to capital stock.

For the year ended December 31, 2010, 7,016,500 warrants related to the June 2009 offering were exercised at CAD$0.65 for gross proceeds of $4,498,245. Accordingly $101,134 was transferred from share-based payments reserve to capital stock.

For the year ended December 31, 2010, the Company issued 427,500 common shares between CAD$0.45 and CAD$1.39 for gross proceeds of $280,066 related to the exercise of stock options. Accordingly $148,482 was transferred from share-based payments reserve to capital stock.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

13.	CAPITAL STOCK AND RESERVES (continued)

Stock options

The Company has a stock option plan under which it is authorized to grant stock options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of the grant. The options can be granted for a maximum term of 10 years and certain options to employees and consultants vest over periods of time, determined by the board of directors. Options granted to investor relations consultants shall vest over a period of at least 1 year.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of Options	Weighted Average Exercise Price - CAD$
As at December 31, 2009	4,480,000	$0.87
Issued	1,200,000	$1.05
Exercised	(427,500)	$0.67
Expired	(315,000)	$0.75
Cancelled	(37,500)	$0.97
As at December 31, 2010	4,900,000	$0.93
Issued	375,000	$1.53
Exercised	(106,250)	$0.63
As at June 30, 2011	5,168,750	$0.98
Exercisable at June 30, 2011	4,325,000	$0.94

Number of Options	Exercise Price - CAD$	Expiry Date
100,000	$0.96	August 15, 2011
700,000	$0.70	September 28, 2011
200,000	$1.39	January 7, 2013
850,000	$1.27	March 27, 2013
850,000	$1.03	July 14, 2013
100,000	$0.45	January 8, 2014
768,750	$0.50	July 22, 2014
100,000	$0.80	October 21, 2014
1,125,000	$1.05	September 10, 2015
175,000	$1.94	February 15, 2016
200,000	$1.17	June 17, 2016
5,168,750

The weighted average remaining contractual life of options outstanding at June 30, 2011 is 2.55 years.

Share-based compensation

During the period ended June 30, 2011, the Company granted 375,000 (2010 – 37,500) incentive stock options with a weighted average fair value per option granted of CAD$0.86 (2010 – CAD$0.51) for a total fair value of $331,882 (2010 – $18,416).

The following weighted average assumptions were used for the Black-Scholes valuation of stock options.

	June 30, 2011	June 30, 2010
Risk-free interest rate	2.42%	2.24%
Expected dividend yield	-	-
Expected stock price volatility	63.3%	71.9%
Expected option lives	4.87 years	3 years

The total share-based compensation recognized during the six month period ended June 30, 2011 under the fair value method was $363,358 (2010 - $83,789).

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

13.	CAPITAL STOCK AND RESERVES (continued)

The expected volatility is based on the Company’s historical prices. The expected average term is the average expected period to exercise, based on historical activity patterns. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life.

Warrants

Warrant transactions and the number of warrants outstanding are as follows:

	Number of Warrants	Weighted Average Exercise Price - CAD$	Expiry Date
As at December 31, 2009	13,888,517	$0.84
Exercised	(7,016,500)	$0.65
Expired	(1,872,017)	$1.40
As at December 31, 2010	5,000,000	$0.90	November 12, 2012
Issued	1,125,000	$1.60	May 19, 2013
As at June 30, 2011	6,125,000	1.03

14.	REVENUES

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Silver revenue (1)	$2,737,801	$-	$4,656,100	$-
Gold revenue (1)	5,818,460	-	8,756,391	-
	8,556,261	-	13,412,491	-
Capitalized to Santa Elena Mine (note 7)	-	-	(4,856,230)
	$8,556,261	$-	$8,556,261	$-

(1) Inaccordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized.

Revenue - three months ended June 30, 2011

Included in gold revenue is $2,007,810 which is the total realized difference between market spot price as at the date of delivery for gold and the hedge price of $926.50 per ounce applied to 3,440 ounces of gold sold during the three month period ended June 30, 2011. The Company recorded the corresponding reduction of $2,007,810 in derivative instruments liability (note 12).

Included in gold revenue is $623,704 relating to 860 gold ounces delivered to Sandstorm which consists of $300,979 received in cash and $322,725 relating to amortization of deferred revenue (note 9).

Revenue - six months ended June 30, 2011

Included in gold revenue is $2,872,848 which is the total realized difference between market spot price as at the date of delivery for gold and the hedge price of $926.50 per ounce applied to 5,306 ounces of gold sold during the six month period ended June 30, 2011. The Company recorded the corresponding reduction of $2,872,848 in derivative instruments liability (note 12).

Included in gold revenue is $967,957 relating to 1,327 gold ounces delivered to Sandstorm which consists of $464,277 received in cash and $503,680 relating to amortization of deferred revenue (note 9).

Prior to April 1, 2011, proceeds from the sale of silver and gold were capitalized to the Santa Elena Mine.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

15.	COST OF SALES

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Mining	$1,447,812	$-	$2,476,449	$-
Crushing	944,727	-	1,592,378	-
Processing	618,533	-	1,239,463	-
General and administrative	672,186	-	1,315,566	-
	3,683,258	-	6,623,856	-
Capitalizized to Sana Elena Mine (1)	-	-	(2,940,598)
Inventory adjustment	(1,573,457)	-	(1,573,457)	-
	$2,109,801	$-	$2,109,801	$-

(1) Prior to April 1, 2011, mine operating expenses were capitalized to the Santa Elena Mine.

16.	GENERAL AND ADMINISTRATIVE

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

General exploration	$39,085	$33,116	$72,256	$88,105
Remuneration (note 16)	247,324	137,801	434,974	261,340
Professional fees (note 16)	132,370	109,958	278,929	146,380
Other expenses	236,432	167,312	488,476	365,014
Mexico corporate expenses	198,193	-	198,193	-
	$853,404	$448,187	$1,472,828	$860,839

17.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the six months ended June 30, 2011 and June 30, 2010:

a)	Legal Fees

Paid or accrued $92,135 (2010 - $22,235) for legal fees which were included in professional fees and $109,490 (2010 - $2,101) for share issuance costs to a law firm of which an officer of the Company is a partner.

b)	Key Management Compensation

Paid $230,397 (2010 - $168,307) for management fees to two companies controlled (one controlled by the President and the other by the Chief Financial Officer).

Paid $180,823 (2010 - $84,153) for project management fees to companies controlled by the Chief Operating Officer and Vice President of Operations which are included in property, plant and equipment up to April 1, 2011 and management fees and cost of sales for the three months to June 30, 2011.

Paid $40,000 (2010 - $37,500) for technical services to a close member of the family of an individual who is part of key management personnel which are included in property, plant and equipment up to April 1, 2011 and cost of sales for the three months to June 30, 2011.

Recorded share-based compensation of $268,640 (2010 - $54,848) for the fair value of options granted to officers and directors.

Paid $27,648 (2010 - $Nil) for director fees to companies controlled by two non executive directors.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

17.	RELATED PARTY TRANSACTIONS (continued)

c)	Other transactions

Paid or accrued $279,767 (2010 - $20,265) for technical services which were included in property, plant and equipment to an engineering consulting firm of which an officer of the Company was an officer and shareholder until August 2010.

Included in accounts payable and accrued liabilities at June 30, 2011 is $23,381 (2010 - $12,249) due to a law firm of which an officer of the Company is a partner, $53,758 (2010 - $19,131) due to an engineering firm of which an officer of the Company is an officer and $16,280 (2010 - $Nil) to officers, directors and companies controlled by officers and directors of the Company.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

18.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the Company for the six month period ended June 30, 2011 were as follows:

a)	The Company recorded a value of $33,567 from equity reserve to capital stock due to the exercise of stock options.

b)	Included in property, plant and equipment is $865,038 from derivative income and $180,954 from amortization of deferred revenue on sales of silver and gold before commercial production was declared.

c)	Included in inventory is $775,552 relating to depreciation.

d)	The Company recorded a value of $401,550 for the fair value of 1,125,000 agent warrants to capital stock and equity reserve.

c)	Included in property, plant and equipment is $1,431,261, and included in exploration and evaluation assets is $181,676 which relates to accounts payable and accrued liabilities.

Significant non-cash transactions for the Company for the six month period ended June 30, 2010 were as follows:

a)	The Company recorded a value of $108,256 from equity reserve to capital stock due to the exercise of stock options.

b)	Included in property, plant and equipment is $310,376 which relates to accounts payable and accrued liabilities.

19.	FINANCIAL INSTRUMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material these risks are reviewed and monitored by the Board of Directors.

a. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b. Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

19.	FINANCIAL INSTRUMENTS (continued)

c. Foreign Currency Risk

The Company operates in Canada, United States, Mexico and El Salvador and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

At June 30, 2011 the Company is exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents and designated cash	$25,009,815	$8,298,060	$13,001	$33,320,876
Amounts receivable	-	-	-	-
Total Assets	25,009,815	8,298,060	13,001	33,320,876

Amounts payable and accrued liabilities	558,791	560,643	820,964	1,940,398
Long term debt	-	9,544,789	-	9,544,789
Derivative instruments	-	31,501,036	-	31,501,036
Total Liabilities	558,791	41,606,468	820,964	42,986,223

Net Assets (Liabilities)	$24,451,024	$(33,308,408)	$(807,963)	$(9,665,347)

Based on the above net exposures at June 30, 2011 a 10% appreciation (depreciation) of the United States dollar against the Canadian dollar and Mexican Peso, with all other variables held constant would result in approximately a $2,364,000 decrease (increase) in the Company’s loss and comprehensive loss for the period.

At December 31, 2010, the Company was exposed to foreign currency risk through the following financial assets and liabilities held in the following United States dollar equivalents:

	Canadian Dollar	US Dollar	Mexican Peso	Total
Cash and cash equivalents and designated cash	$6,773,593	$2,213,105	$47,925	$9,034,623
Amounts receivable	14,134	-	40,810	54,944
Total Assets	6,787,727	2,213,105	88,735	9,089,567

Amounts payable and accrued liabilities	492,491	479,616	417,393	1,389,500
Long term debt	-	11,454,742	-	11,454,742
Derivative instruments	-	28,468,843	-	28,468,843
Total Liabilities	492,491	40,403,201	417,393	41,313,085

Net Assets (Liabilities)	$6,295,236	$(38,190,096)	$(328,658)	$(32,223,518)

d. Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and fluctuations in the LIBOR rate applicable to its long-term debt. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates included in cash and equivalents as they are generally held with large and stable financial institutions. The Company’s long term debt carries an interest rate of U.S. Dollar LIBOR plus 6%, which on June 30, 2011, resulted in the interest being 6.31% . At June 30, 2011, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s loss and comprehensive loss for the period.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

19.	FINANCIAL INSTRUMENTS (continued)

e. Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company has entered into a gold price protection program (note 11).

Financial instruments carrying value and fair value

The Company’s financial instruments consist of cash, cash equivalents, amounts receivable, accounts payable and accrued liabilities, long term debt and derivative instruments.

The carrying value of amounts receivable and accounts payable and accrued liabilities approximate their fair values due to the short periods until settlement. The fair value of the Company’s long term debt approximates its carrying value given that the interest rates have not changed materially.

At June 30, 2011, the Company’s classification of financial instruments within the fair value hierarchy is summarized as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents and designated cash	$33,320,876	$-	$-	$33,320,876
Total Assets	33,320,876	-	-	33,320,876

Derivative instruments	-	31,501,036	-	31,501,036
Total Liabilities	$-	$31,501,036	$-	$31,501,036

20.	COMMITMENT AND CONTINGENCY

The Company has an operating lease agreement for office space. This agreement requires the Company to make the following lease payments:

Office Lease
Year ending December 31, 2011	$25,661
Year ending December 31, 2012	29,938
$55,599

Certain construction bonuses may be payable in 2011 contingent upon achieving milestones related to the completion and operations of the Santa Elena Project.

SILVERCREST MINES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in United States Dollars)
THREE AND SIX MONTHS ENDED JUNE 30, 2011 and 2010	TSX.V:SVL

21.	SEGMENTED INFORMATION

The Company has three reportable segments, those being the mine operations at Santa Elena, Mexico; mine exploration and evaluation projects at La Joya and Cruz de Mayo, Mexico and Corporate. The Corporate segment is responsible for the evaluation and acquisition of new mineral properties, management of cash and cash equivalents, regulatory reporting and general corporate activities conducted in Canada and Mexico.

Geographic segment details are as follows:

June 30, 2011	Canada	Mexico	Total
Revenue	$-	$8,255,282	$8,255,282
Property, plant and equipment	6,943	32,776,414	32,783,357
Exploration and evaluation assets	-	2,800,818	2,800,818
December 31, 2010
Revenue	$-	$-	$-
Property, plant and equipment	$13,448	$37,332,153	$37,345,601
Exploration and evaluation assets	-	1,729,003	1,729,003

Segmented information is presented as follows:

Six months ended June 30, 2011	Santa Elena	Other Mexico Projects	Corporate	Total
Revenue	$8,556,261	$-	$-	$8,556,261
Cost of Sales	(2,109,801)	-	-	(2,109,801)
Depletion, depreciation and accretion	(741,373)	-	-	(741,373)
Mine operating earnings	5,705,087	-	-	5,705,087
Other income (expense)	(6,198,463)	-	(2,134,187)	(8,332,650)
Earnings (loss)	$(493,376)	$-	$(2,134,187)	$(2,627,563)
Property, Plant and Equipment	$32,776,413	$-	$6,943	$32,783,356
Exploration and evaluation assets	$-	$2,800,818	$-	$2,800,818

Six months ended June 30, 2010	Santa Elena	Other Mexico Projects	Corporate	Total
Revenue	$-	$-	$-	$-
Cost of Sales	-	-	-	-
Depletion, depreciation and accretion	-	-	-	-
Mine operating earnings	-	-	-	-
Other income (expense)	(9,104,556)	-	(1,218,512)	(10,323,068)
Earnings (loss)	$(9,104,556)	$-	$(1,218,512)	$(10,323,068)
Property, Plant and Equipment	$28,660,402	$-	$23,408	$28,683,810
Exploration and evaluation assets	$-	$1,234,867	$-	$1,234,867

22.	SUBSEQUENT EVENTS

The following events occurred subsequent to June 30, 2011:

a)

The Company granted 1,500,000 incentive stock options to directors, officers and employees with a price of CAD$1.65 exercisable until August 2, 2016 and 118,750 stock options were exercised between CAD$0.50 and $0.96 per share for cash proceeds of CAD$105,375.

b)	On July 31, Company made a voluntary repayment of $1,000,000 against the Project Loan (note 11).